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                                                                    Exhibit 20.1

                  RMI.NET TO BUY INTERNET COMMS IN $28 MLN DEAL

DENVER, March 20 (Reuters) - Internet service provider RMI.Net Inc. said on Monday it agreed to buy Internet Communications Corp. for $28 million in stock and warrants.

RMI.Net said that under the deal, Internet Communications shareholders will get about 0.25 of a RMI.Net share for each share of Internet Communications common.

Shareholders, excluding majority stakeholder Interwest Group Inc. and Internet Communications directors, will get one warrant for each share of Internet Communications common stock.

The warrant will be exercisable for one share of RMI.Net common stock at $11.50. It will be callable on 30-days notice by RMI.Net when RMI.Net's share price tops $13 for five trading days in a row.

As a result of the transaction, the shareholders of INCC, which provides network-based communications for businesses, will take an equity stake in RMI.Net.

Interwest Group is a wholly owned subsidiary of the Anschutz Co. and owns about 68 percent of Internet Communications.

RMI.Net fell 1/16 to 10-1/16 on Nasdaq, while Internet Communications dropped 1/4 at 3-5/16.